EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2013, 2012, 2011, 2010 and 2009.

	Year Ended September 30,
(Dollars in millions)	2013	2012	2011	2010	2009

Net income (loss) attributable to Johnson Controls, Inc.	$1,178	$1,184	$1,415	$1,354	$(661)
Income tax provision (benefit)	1,168	209	258	157	(162)
Income (loss) attributable to noncontrolling interests	119	127	117	75	(12)
(Income) loss from equity affiliates	(402)	(340)	(298)	(254)	77
Distributed income of equity affiliates	210	190	194	212	158
Amortization of previously capitalized interest	18	9	10	11	11
Fixed charges less capitalized interest	448	409	331	302	492
Earnings	$2,739	$1,788	$2,027	$1,857	$(97)

Fixed charges:
Interest incurred and amortization of debt expense	$333	$313	$224	$193	$375
Estimated portion of interest in rent expense	157	151	141	130	134
Fixed charges	$490	$464	$365	$323	$509
Less: Interest capitalized during the period	(42)	(55)	(34)	(21)	(17)
Fixed charges less capitalized interest	$448	$409	$331	$302	$492

Ratio of earnings to fixed charges	5.6	3.9	5.6	5.7	*

*	The ratio coverage for the year ended September 30, 2009 was less than 1:1. The Company must generate additional earnings of $606 million to achieve a coverage ratio of 1:1.

For the purposes of computing this ratio, "earnings" consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. "Fixed charges" consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.